UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND-QUARTER 2013 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew by 6.4% and 8.5%, respectively

➢	Royalties from Univision reached US$70.5 million, a growth of 9.9% from the second-quarter last year

➢	Record revenues in Sky reaching 4 billion pesos with an operating segment income margin of 47.0%

➢	Cable & Telecom reached 4.7 million revenue generating units, with strong growth in data and voice of 23.9% and 16.2%, respectively

➢	Net income attributable to stockholders of the Company reached 1.8 billion pesos, a 30.7% increase from second-quarter last year

Consolidated Results

Mexico City, D.F., July 8, 2013—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2013. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2013 and 2012, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2013 with 2012:

	2Q’13	Margin %	2Q’12	Margin %	Change %
Net sales	18,065.0	100.0	16,983.8	100.0	6.4
Operating segment income	7,733.7	42.0	7,125.7	41.2	8.5
Net income	2,211.8	12.2	1,784.8	10.5	23.9
Net income attributable to stockholders of the Company	1,825.5	10.1	1,396.3	8.2	30.7

Net sales increased 6.4% to Ps.18,065.0 million in second-quarter 2013 compared with Ps.16,983.8 million in second-quarter 2012. This increase was mainly attributable to revenue growth in Content, Cable and Telecom, and Sky segments, partially compensated by a decrease in Publishing net sales. Operating segment income increased 8.5%, reaching Ps.7,733.7 million with a margin of 42.0%.

Net income attributable to stockholders of the Company increased to Ps.1,825.5 million in second-quarter 2013 compared with Ps.1,396.3 million in second-quarter 2012.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2013 and 2012, for each of our business segments. Consolidated results for 2013 and 2012 are presented in millions of Mexican pesos.

Net Sales	2Q’13%		2Q’12%		Change %
Content	8,241.7	44.8	7,845.4	45.3	5.1
Publishing	838.7	4.6	928.7	5.4	(9.7)
Sky	4,000.9	21.7	3,545.5	20.5	12.8
Cable and Telecom	4,188.4	22.8	3,871.7	22.4	8.2
Other Businesses	1,127.5	6.1	1,113.8	6.4	1.2
Segment Net Sales	18,397.2	100.0	17,305.1	100.0	6.3
Intersegment Operations1	(332.2)		(321.3)		(3.4)
Net Sales	18,065.0		16,983.8		6.4

Operating Segment Income2	2Q’13	Margin %	2Q’12	Margin %	Change %
Content	4,066.8	49.3	3,778.6	48.2	7.6
Publishing	118.1	14.1	155.2	16.7	(23.9)
Sky	1,881.0	47.0	1,668.2	47.1	12.8
Cable and Telecom	1,578.6	37.7	1,472.9	38.0	7.2
Other Businesses	89.2	7.9	50.8	4.6	75.6
Operating Segment Income	7,733.7	42.0	7,125.7	41.2	8.5
Corporate Expenses	(277.8)	(1.5)	(283.4)	(1.6)	2.0
Depreciation and Amortization	(2,428.9)	(13.4)	(2,039.1)	(12.0)	(19.1)
Other Expense, net	(72.3)	(0.4)	(135.3)	(0.8)	46.6
Operating Income	4,954.7	27.4	4,667.9	27.5	6.1

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Content	Second-quarter sales increased 5.1% to Ps.8,241.7 million compared with Ps.7,845.4 million in second-quarter 2012.
Millions of Mexican pesos	2Q’13%	2Q’12%	Change %
Advertising	5,911.4	71.7	5,566.9	70.9	6.2
Network Subscription Revenue	881.7	10.7	805.4	10.3	9.5
Licensing and Syndication	1,448.6	17.6	1,473.1	18.8	(1.7)
Net Sales	8,241.7	100.0	7,845.4	100.0	5.1

Advertising revenue increased by 6.2% to Ps.5,911.4 million compared with Ps.5,566.9 million in second-quarter 2012, reflecting the ongoing success of our content and also the strength of broadcast television as the advertising platform of choice.

Second-quarter Network Subscription Revenue increased by 9.5% to Ps.881.7 million compared with Ps.805.4 million in second-quarter 2012. The growth was driven mainly by the sustained addition of pay-TV subscribers, mostly in Mexico. During the quarter, Televisa continued to produce and transmit many of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

Second-quarter Licensing and Syndication revenue decreased by 1.7% to Ps.1,448.6 million compared with Ps.1,473.1 million in second-quarter 2012. The decrease is explained mainly by a negative translation effect on foreign-currency-denominated sales. This effect was partially compensated by an increase of 9.9% in royalties from Univision, to US$70.5 million in second-quarter 2013 from US$64.2 million in second-quarter 2012.

In the aggregate, the content segment results reflect a negative translation effect on foreign-currency-denominated sales that amounted to Ps.130.9 million.

Second-quarter operating segment income increased 7.6% to Ps.4,066.8 million compared with Ps.3,778.6 million in second-quarter 2012. The margin was 49.3%. The increase is explained by higher advertising and network subscription revenues. This effect was partially offset by an increase in personnel and promotional expenses.

Publishing
Second-quarter sales decreased 9.7% to Ps.838.7 million compared with Ps.928.7 million in second-quarter 2012. The decrease is explained by lower circulation and advertising revenues in Mexico and the rest of the world and a negative translation effect on foreign-currency-denominated sales. Sales outside Mexico represented 61.9% of the segment compared with 63.2% in the same quarter of 2012.

Second-quarter operating segment income decreased 23.9% to Ps.118.1 million compared with Ps.155.2 million in second-quarter 2012, and the margin was 14.1%. This decrease reflects lower sales and higher marketing expenses. This effect was partially compensated by i) a positive translation effect on foreign-currency-denominated costs and expenses; and ii) a decrease in paper, printing and editing costs.

Sky
Second-quarter sales increased by 12.8% to Ps.4,000.9 million compared with Ps.3,545.5 million in second-quarter 2012. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings and the attractiveness of Sky’s traditional pay-TV packages. The number of net active subscribers increased by 233,242 during the quarter to 5,646,254 as of June 30, 2013, compared with 4,550,695 as of June 30, 2012. Sky ended the quarter with 199,529 subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased 12.8% to Ps.1,881.0 million compared with Ps.1,668.2 million in second-quarter 2012, and the margin was 47.0%. These results reflect an increase in sales that was partially offset by higher costs of sales resulting from the expansion in the subscriber base and, to a lesser extent, higher personnel, marketing and promotional expenses.

Cable and Telecom
Second-quarter sales increased 8.2% to Ps.4,188.4 million compared with Ps.3,871.7 million in second-quarter 2012. Revenues from our three cable operations Cablevisión, Cablemás and TVI experienced solid growth. Bestel revenues decreased 3.4% compared with second-quarter 2012 as a result of lower managed services and internet sales, which were partially compensated by an increase in revenues in its other lines of business. Excluding Bestel, second-quarter sales in the aggregate for the three cable companies increased 10.8%. Data and voice revenue generating units, or RGUs, continue to be the main drivers of growth, growing 23.9% and 16.2% compared with second-quarter 2012, respectively, and video RGUs grew 7.7%.

The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of June 30, 2013.
2Q’13	Cablevisión	Cablemás	TVI	Total
Video	820,855	1,171,688	413,182	2,405,725
Broadband	580,898	622,919	252,990	1,456,807
Voice	359,533	315,943	137,021	812,497
RGUs	1,761,286	2,110,550	803,193	4,675,029

Second-quarter operating segment income increased 7.2% to Ps.1,578.6 million compared with Ps.1,472.9 million in second-quarter 2012, and the margin was 37.7%. Excluding Bestel, second-quarter operating segment income increased 9.8%, and the margin reached 38.5%. These results reflect continued growth in the customer base of cable platforms that was partially offset by higher personnel, maintenance, and marketing costs and expenses. In particular, margins in Cablevisión reflected an aggressive sales and marketing campaign to promote premium and value added services to its customer base.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,375.1	1,506.5	668.0	744.8
Operating Segment Income(1)	532.0	557.8	275.6	281.0
Margin	38.7%	37.0%	41.3%	37.7%

(1) These results do not include consolidation adjustments of Ps.106.0 million in revenues nor Ps.67.8 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Second-quarter sales increased 1.2% to Ps.1,127.5 million compared with Ps.1,113.8 million in second-quarter 2012. This increase is explained mainly by i) an increase in the revenues of our gaming business due to an increase in the revenues of our bingo halls; and ii) an increase in the revenues of our radio business due to higher advertising revenues. This effect was partially compensated by i) a decrease in the revenues of our feature-film distribution business; and ii) a decrease in the revenues of our publishing distribution business due to the termination of our Chile operation.

Second-quarter operating segment income increased 75.6% to Ps.89.2 million compared with Ps.50.8 million in second-quarter 2012, mainly reflecting higher profitability in the radio and gaming businesses.

Corporate Expenses

Corporate expense decreased by Ps.5.6 million, or 2.0%, to Ps.277.8 million in second-quarter 2013, from Ps.283.4 million in second-quarter 2012. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in second-quarter 2013 and 2012 amounted to Ps.152.5 million and Ps.157.6 million, respectively. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, net

Other expense, net, decreased by Ps.63.0 million, or 46.6%, to Ps.72.3 million in second-quarter 2013, from Ps.135.3 million in second-quarter 2012.

Other expense, net, in second-quarter 2013, included primarily financial advisory and professional services, loss on disposition of property and equipment, and donations.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense or (income), net, stated in millions of Mexican pesos for the quarters ended June 30, 2013 and 2012.

	2Q’13	2Q’12	Increase (decrease)
Interest expense	1,165.4	1,077.5	87.9
Interest income	(228.0)	(224.5)	(3.5)
Foreign exchange loss, net	230.3	338.0	(107.7)
Other finance expense, net	4.9	944.7	(939.8)
Finance expense, net	1,172.6	2,135.7	(963.1)

The finance expense, net, decreased by Ps.963.1 million, or 45.1%, to Ps.1,172.6 million in second-quarter 2013 from Ps.2,135.7 million in second-quarter 2012. This decrease reflected primarily i) a Ps.939.8 million decrease in other finance expense, net, resulting  primarily from the absence in second-quarter 2013 of a cumulative change in fair value in the amount of Ps.933.0 million recognized in connection with the conversion of debentures issued by GSF, the parent company of Iusacell, into shares of common stock of GSF in second-quarter 2012; ii) a Ps.107.7  million decrease in foreign exchange loss resulting primarily from a lower exchange rate of the Mexican peso against the US dollar in second-quarter 2013; and iii) a Ps.3.5 million increase in interest income explained primarily by a higher average amount of cash, cash equivalents and temporary investments in second-quarter 2013. These favorable variances were offset by an increase of Ps.87.9 million in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in second-quarter 2013.

Share of Loss or Income of Joint Ventures and Associates, net

Share of loss of joint ventures and associates, net, increased by Ps.428.0 million to Ps.461.8 million in second-quarter 2013 from Ps.33.8 million in second-quarter 2012. This increase reflected mainly our share of loss of GSF, our 50% joint venture in the Iusacell telecom business. A substantial portion of the loss was attributable to a negative foreign exchange effect in second-quarter 2013 on GSF’s net dollar liability position.

Income Taxes

Income taxes increased by Ps.394.9 million to Ps.1,108.5 million in second-quarter 2013 compared with  Ps.713.6  million in second-quarter 2012. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.2.2 million, or 0.6%, to Ps.386.3 million in second-quarter 2013, compared with Ps.388.5 million in second-quarter 2012. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a higher portion of net income attributable to non-controlling interests in our Cable and Telecom segment.

Other Relevant Information

Capital Expenditures and Investments

During second-quarter 2013, we invested approximately US$209.9 million in property, plant and equipment as capital expenditures. These capital expenditures include approximately US$113.6 million for our Cable and Telecom segment, US$77.1 million for our Sky segment, and US$19.2 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during second-quarter 2013 included approximately US$36.2 million for Cablevisión, US$46.6 million for Cablemás, US$25.9 million for TVI, and US$4.9 million for Bestel.

During second-quarter 2013, we made capital contributions in connection with our 50% joint interest in GSF in the aggregate amount of Ps.927.5 million.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of June 30, 2013 and December 31, 2012. Amounts are stated in millions of Mexican pesos.

	June 30, 2013	Dec 31, 2012	Increase (decrease)
Short-term debt and current portion of long-term debt	426.6	375.0	51.6

Long-term debt, net of finance costs of Ps.842.2 and Ps.798.0 as of June 30, 2013 and December 31, 2012, respectively	59,627.4	52,616.4	7,011.0

Total debt	60,054.0	52,991.4	7,062.6

Current portion of finance lease obligations	448.0	439.2	8.8

Long-term finance lease obligations	4,598.5	4,531.9	66.6

Total finance lease obligations	5,046.5	4,971.1	75.4

As of June 30, 2013, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.27,523.9 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2013, amounted to Ps.4,451.0 million.

In May 2013, we concluded an offering of Ps.6,500 million aggregate principal amount of 7.25% Senior Notes due 2043 registered with the Mexican Banking and Securities Commission and the U.S. Securities and Exchange Commission.

Ordinary Dividend

On April 2, 2013, at a general stockholders’ meeting, our stockholders approved the payment of an ordinary dividend of Ps.0.35 per CPO, which was paid in cash in May 2013 in the amount of Ps.1,084.2 million.

Shares Outstanding

As of June 30, 2013 and December 31, 2012, our shares outstanding amounted to 335,618.0 million and 333,897.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,868.5 million and 2,853.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2013 and December 31, 2012, the GDS (Global Depositary Shares) equivalents outstanding amounted to 573.7 million and 570.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2438 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2013 AND DECEMBER 31, 2012
(Millions of Mexican Pesos)

	June 30,		December 31,
	2013		2012
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	18,560.8	Ps.	19,063.3
Temporary investments		9,518.3		5,317.3
Trade notes and accounts receivable, net		12,995.6		18,982.3
Other accounts and notes receivable, net		3,983.1		2,475.5
Derivative financial instruments		11.9		2.4
Due from affiliated companies		789.1		1,436.9
Transmission rights and programming		5,181.4		4,462.3
Inventories, net		1,698.1		1,508.6
Other current assets		2,284.4		1,389.1
Total current assets		55,022.7		54,637.7

Non-current assets:
Accounts receivable		486.3		334.8
Derivative financial instruments		8.1		12.6
Transmission rights and programming		7,738.7		6,435.6
Investments in financial instruments		21,782.1		20,867.6
Investments in joint ventures and associates		22,753.7		22,111.3
Property, plant and equipment, net		48,430.7		48,267.3
Intangible assets, net		11,294.7		11,126.8
Deferred income taxes		2,425.2		1,100.8
Other assets		88.6		102.6
Total non-current assets		115,008.1		110,359.4
Total assets	Ps.	170,030.8	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2013 AND DECEMBER 31, 2012
(Millions of Mexican Pesos)

	June 30,		December 31,
	2013		2012
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	426.6	Ps.	375.0
Current portion of finance lease obligations		448.0		439.2
Trade accounts payable		9,038.7		8,594.1
Customer deposits and advances		14,360.0		21,215.9
Income taxes payable		205.9		512.6
Other tax payable		775.1		843.2
Accrued interest		803.8		741.8
Employee benefits		574.3		301.8
Derivative financial instruments		-		1.2
Due to affiliated companies		104.2		27.5
Other accrued liabilities		3,430.6		3,193.3
Total current liabilities		30,167.2		36,245.6
Non-current liabilities:
Long-term debt, net of current portion		59,627.4		52,616.4
Finance lease obligations, net of current portion		4,598.5		4,531.9
Derivative financial instruments		307.9		351.6
Customer deposits and advances		769.3		769.3
Other long-term liabilities		2,717.1		1,977.9
Post-employment benefits		195.9		38.8
Total non-current liabilities		68,216.1		60,285.9
Total liabilities		98,383.3		96,531.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		47,494.4		40,139.3
Net income for the period		2,895.2		8,760.6
		52,528.6		51,038.9
Accumulated other comprehensive income, net		2,258.1		1,805.9
Shares repurchased		(12,610.0)		(13,103.2)
		42,176.7		39,741.6
Equity attributable to stockholders of the Company		63,044.6		60,609.5
Non-controlling interests		8,602.9		7,856.1
Total equity		71,647.5		68,465.6
Total liabilities and equity	Ps.	170,030.8	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2013		2012		2013		2012
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	18,065.0	Ps.	16,983.8	Ps.	33,584.5	Ps.	32,140.4

Cost of sales		9,429.9		8,606.9		18,418.0		17,275.4

Selling expenses		1,655.8		1,734.4		3,228.6		3,115.8

Administrative expense		1,952.3		1,839.3		3,854.9		3,624.3
Income before other (expense) income		5,027.0		4,803.2		8,083.0		8,124.9
Other (expense) income, net		(72.3)		(135.3)		261.9		(173.0)
Operating income		4,954.7		4,667.9		8,344.9		7,951.9
Finance expense		(1,400.6)		(2,360.2)		(2,541.9)		(3,224.3)
Finance income		228.0		224.5		529.9		512.4
Total finance expense, net		(1,172.6)		(2,135.7)		(2,012.0)		(2,711.9)
Share of loss of joint ventures
and associates, net		(461.8)		(33.8)		(723.4)		(24.7)
Income before income taxes		3,320.3		2,498.4		5,609.5		5,215.3
Income taxes		1,108.5		713.6		1,864.5		1,475.8
Net income	Ps.	2,211.8	Ps.	1,784.8	Ps.	3,745.0	Ps.	3,739.5

Net income attributable to:
Stockholders of the Company	Ps.	1,825.5	Ps.	1,396.3	Ps.	2,895.2	Ps.	2,902.2
Non-controlling interest		386.3		388.5		849.8		837.3
Net income	Ps.	2,211.8	Ps.	1,784.8	Ps.	3,745.0	Ps.	3,739.5

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.63	Ps.	0.49	Ps.	1.01	Ps.	1.02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 9, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel